STROOCK

November 26, 2012

Alexandra M. Ledbetter

Timothy S. Levenberg

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	PBF Energy Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed November 7, 2012

Amendment No. 5 to Registration Statement on Form S-1

Filed November 13, 2012

File No. 333-177933

Dear Ms. Ledbetter:

On behalf of our client, PBF Energy Inc. (the “Company”), set forth below are responses to comments 3 through 5 of your comment letter dated November 23, 2012, regarding Amendment No. 4 and Amendment No. 5 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The Staff’s comments are set forth below in italics, followed by the responses on behalf of the Company. Capitalized terms used but not defined herein have the meanings specified in Amendment No. 4.

Amendment No. 4 to Registration Statement on Form S-1

Dividend Policy, page 45

3.	We note your disclosure on page 45, “We currently intend to pay quarterly cash dividends of approximately $ per share on our Class A common stock following this offering, commencing in the fiscal quarter following this offering.” You also state that PBF LLC made cash distributions to your existing owners in the amount of $15.1 million during the nine months ended September 30, 2012. Please provide us with your basis for your dividend projection. In addition, please tell us what consideration was given to including a distribution table to support how you have determined that you have sufficient cash available to pay the dividend.

The Company intends to revise its disclosure in response to the Staff’s comment as set forth in the “Dividend Policy” section attached as Attachment A hereto.

The Company advises the Staff that it currently anticipates declaring and paying quarterly cash dividends of $0.20 per share on its Class A common stock, commencing after the completion of the first quarter of 2013. The Company further advises the Staff that the declaration, amount and payment of this and any other future dividends on shares of Class A common stock will be at the sole discretion of the Company’s board of directors, and the Company is not obligated under any applicable laws, its governing documents or any contractual agreements with its existing owners or otherwise to declare or pay any dividends or other distributions (other than the obligation of PBF LLC to make tax distributions to its members, including the Company). The Company believes that the absence of legal and/or contractual obligations to make dividend payments distinguishes the Company from other companies that recently completed IPOs such as REITs and MLPs. Based on research of prior SEC filings of recent IPOs, the presentation of a distribution table typically is found in offering documents for MLPs (which have contractual obligations to make fixed distributions) or REITs (which have legal obligations to distribute taxable income), and not for traditional taxable “C” corporations, such as the Company.

Assuming approximately 98,000,000 PBF LLC Series A Units and PBF LLC Series C Units outstanding immediately following the offering, the aggregate annual distributions which is anticipated to be required to be made by PBF LLC to its members (including the Company) in order for PBF Energy Inc. to pay the anticipated $0.20 per quarter cash dividend would be approximately $78.4 million, which represents the equivalent of approximately 8% of the Company’s Adjusted EBITDA for the nine months ended September 30, 2012. The Company further advises the Staff that as of September 30, 2012, the Company’s cash and cash equivalents totaled $170.0 million. Accordingly, as of September 30, 2012, there was sufficient cash and cash equivalents available to PBF Holding to make distributions to PBF LLC, which in turn will make pro rata distributions to its members, including PBF Energy Inc., necessary to fund in excess of one year’s cash dividend payments by it, as well as approximately $495 million of unused borrowing availability under its ABL Revolving Credit Facility to fund its operations, if necessary.

The Company also advises the Staff that a dividend payment of $0.20 per quarter is consistent with similar dividends paid by the Company’s competitors in the refining sector who operate as taxable “C” corporations, such as HollyFrontier Corporation, Marathon Petroleum Corporation, Valero Energy Corporation and Tesoro Corporation.

The Company further advises the Staff that, as proposed to be disclosed under “Dividend Policy,” the Company does not intend to declare a dividend for any quarter if the declaration or payment would materially adversely impact the Company’s liquidity or otherwise limit its ability to fund capital expenditures or grow its business. In addition, the Company believes that the Registration Statement, as proposed to be amended by the “Dividend Policy” section attached hereto and the other changes in response to the Staff’s latest comment letter, will contain all information material to investors regarding the Company’s intent and ability to declare and pay a dividend going forward. The Company further believes that the inclusion of a distribution table with projections of the Company’s anticipated results for the next twelve months would be potentially misleading to investors. While any forecast presented would present, to the best of the Company’s knowledge and belief, the expected results of operations for the Company for the forecast period, such forecasts are inherently estimates, and no assurances can be given that the Company’s forecasted results will be achieved. There will likely be differences between our forecast and the actual results, and those differences could be material given the inherently volatile nature of the refining industry. Also, the Company’s operations are subject to numerous risks that are beyond its control, including the price of crude oil and other refined products and crack spreads and the other risks described under “Risk Factors” and elsewhere in the Registration Statement. As a result, the Company does not believe that the inclusion of a distribution table would be beneficial or material to investors.

For the foregoing reasons, the Company believes its available cash and cash equivalents, other sources of liquidity and operating performance provides it with a reasonable basis for its assessment that it can support its intended dividend policy, and respectfully submits that no distribution table or financial forecast is required.

4.	Please disclose whether you have the ability to borrow funds or sell assets to pay dividends. Please also disclose whether you may use proceeds from this or other offerings to pay dividends.

The Company intends to revise its disclosure in response to the Staff’s comment as set forth in the “Dividend Policy” section attached as Attachment A hereto.

5.	We note your disclosure, “The ability of PBF Holding to pay dividends and make distributions is and in the future may be limited by covenants in its ABL Revolving Credit Facility, the senior secured notes and other debt instruments.” Please disclose in greater detail the restrictions on your ability to pay dividends.

The Company intends to revise its disclosure in response to the Staff’s comment as set forth in the “Dividend Policy” section attached as Attachment A hereto.

* * * *

In connection with the above, the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (212) 806-5793 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Todd E. Lenson
Todd E. Lenson, of Stroock & Stroock & Lavan LLP

Cc:	Securities and Exchange Commission

H. Roger Schwall

Michael Fay

Karl Hiller

Jeffrey Dill, Esq.

Douglas S. Horowitz, Esq.

ATTACHMENT A

DIVIDEND POLICY

We currently intend to pay quarterly cash dividends of approximately $0.20 per share on our Class A common stock following this offering, commencing after the completion of the first quarter of 2013. The declaration, amount and payment of this and any other future dividends on shares of Class A common stock will be at the sole discretion of our board of directors, and we are not obligated under any applicable laws, our governing documents or any contractual agreements with our existing owners or otherwise to declare or pay any dividends or other distributions (other than the obligations of PBF LLC to make tax distributions to its members). Our board of directors may take into account, among other things, general economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, plans for expansion, tax, legal, regulatory and contractual restrictions and implications, including under our outstanding debt documents, and such other factors as our board of directors may deem relevant in determining whether to declare or pay any dividend. In addition, we expect that to the extent we declare a dividend for a particular quarter, our cash flow from operations for that quarter will substantially exceed any dividend payment for such period. Because any future declaration or payment of dividends will be at the sole discretion of our board of directors, we do not expect that any such dividend payments will have a material adverse impact on our liquidity or otherwise limit our ability to fund capital expenditures or otherwise pursue our business strategy over the long-term. Although we have the ability to borrow funds and sell assets to pay future dividends (subject to certain limitations in our ABL Revolving Credit Facility and senior secured notes), we intend to fund any future dividends out of our cash flow from operations and, as a result, we do not expect to incur any indebtedness or to use the proceeds from this or other offerings to fund such payments.

PBF Energy is a holding company and has no material assets other than its ownership interests of PBF LLC. In order for us to pay any dividends, we will need to cause PBF LLC to make distributions to us and the holders of PBF LLC Series A Units, and PBF LLC will need to cause PBF Holding to make distributions to it, in an amount sufficient to cover cash dividends, if any, declared by us. PBF Holding is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of the limited liability company (with certain exceptions) exceed the fair value of its assets. As a result, PBF LLC may be unable to obtain cash from PBF Holding to satisfy our obligations and make payments to our stockholders, if any. If PBF LLC makes such distributions to us, the holders of PBF LLC Series A Units will also be entitled to receive distributions pro rata in accordance with the number of units held by them and us.

The ability of PBF Holding to pay dividends and make distributions to PBF LLC is and in the future may be limited by covenants in our ABL Revolving Credit Facility, the senior secured notes and other debt instruments. Subject to certain exceptions, our ABL Revolving Credit Facility and the indenture governing our senior secured notes prohibit PBF Holding from making distributions to PBF LLC if certain defaults exist. In addition, both the indenture and our ABL Revolving Credit Facility contain additional restrictions limiting PBF Holding’s ability to make distributions to PBF LLC. Subject to certain exceptions, the restricted payment covenant under the indenture governing our senior secured notes restricts PBF Holding from making cash distributions unless its fixed charge coverage ratio, as defined in the indenture, is at least 2.0 to 1.0 after giving pro forma effect to such distributions and such cash distributions do not exceed an amount equal to the aggregate net equity proceeds received by it (either as a result of certain capital contributions or from the sale of certain equity or debt securities) plus 50% of its consolidated net income (or less 100% of consolidated net loss) which is defined to exclude certain non-cash charges, such as impairment charges, plus certain other items. Two important exceptions to the foregoing are (i) a permission to pay up to the greater of $100.0 million and 1% of our total assets and (ii) a permission to pay an additional $200.0 million subject to compliance with a total debt ratio of 2 to 1. Our ABL Revolving Credit Facility generally restricts PBF Holding’s ability to make cash distributions if (x) the aggregate amount of such distributions exceeds the then existing available amount basket (as defined by the ABL Revolving Credit Facility) and (y) before and after giving effect to any such distribution, (a) it fails to have pro forma excess availability under the facility greater than an amount equal to 17.5% of the lesser of (1) the then existing borrowing base and (2) the then current aggregate revolving commitment amount, which as of October 26, 2012 was $1.375 billion or (b) it fails to maintain on a pro forma basis a fixed charge coverage ratio, as defined by the ABL Revolving Credit Facility, of at least 1.1 to 1.0. As a result, we cannot assure you that PBF Holding will be able to make distributions to PBF LLC in order for PBF LLC to make distributions to us. If that is the case, it is unlikely that we will be able to declare dividends as contemplated herein.

Based upon our operating results for the quarter ended September 30, 2012, we would have been permitted to pay a quarterly dividend at the rate specified above under our ABL Revolving Credit Facility and senior secured notes, assuming as of the beginning of such period that we had completed this offering at the initial public offering price of $[        ] per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The ability of PBF Holding to comply with the foregoing limitations and restrictions is, to a significant degree, subject to its operating results, which is dependent on a number of factors outside of our control. As a result, we cannot assure you that we will be able to declare dividends as contemplated herein. See “Risk Factors—Risks Related to Our Indebtedness—Restrictive Covenants in our debt instruments may limit our ability to undertake certain types of transactions” and “Risk Factors—Risks Related to Our Indebtedness—We cannot assure you that we will declare dividends or have the available cash to make dividend payments. We are a holding company that depends upon cash from our subsidiaries to meet our obligations and/or to pay dividends in the future.”

PBF LLC made cash distributions to our existing owners in the amount of $15.1 million during the nine months ended September 30, 2012, and prior to the completion of this offering, PBF LLC anticipates making additional cash distributions to our existing owners of approximately $150.7 million, substantially all of which were tax distributions.

Assuming approximately 98,000,000 PBF LLC Series A Units and PBF LLC Series C Units outstanding immediately following the offering, the aggregate annual distributions which is anticipated to be required to be made by PBF LLC to its members (including PBF Energy) in order for PBF Energy to pay the anticipated $0.20 per quarter cash dividend would be approximately $78.4 million, which represents the equivalent of approximately 8% of our Adjusted EBITDA for the nine months ended September 30, 2012. As of September 30, 2012, our cash and cash equivalents totaled $170.0 million. Accordingly, as of September 30,

2012, there was sufficient cash and cash equivalents available to PBF Holding to make distributions to PBF LLC, which in turn will make pro rata distributions to its members, including PBF Energy, necessary to fund in excess of one year’s cash dividend payments by us, as well as approximately $495 million of unused borrowing availability under our ABL Revolving Credit Facility to fund our operations, if necessary. We believe our available cash and cash equivalents, other sources of liquidity to operate our business and operating performance provides us with a reasonable basis for our assessment that we can support our intended dividend policy.